Exhibit 2.1

LONG TERM DEBT INSTRUMENTS

Neither Barclays PLC nor Barclays Bank PLC is party to any single instrument relating to long-term debt pursuant to which a total amount of securities exceeding 10% of its total assets (on a consolidated basis) is authorised to be issued. Each of Barclays PLC and Barclays Bank PLC hereby agrees to furnish to the Securities and Exchange Commission (the “Commission”), upon its request, a copy of any instrument defining the rights of holders of its long-term debt or the rights of holders of the long-term debt of any of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed with the Commission.